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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received FEB 28 2018 WASH., D.C.

SEC FILE NUMBER
8-14685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street, Suite 150
(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat (336) 691-3486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2005 Market St,. Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

AVP, Financial and Operations Principal

Title

Notary Public



LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
7/2/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Advisors Corporation

Consolidated Statement of Financial Condition

Year Ended December 31, 2017

Contents



Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Advisors Corporation

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company) as of December 31, 2017, and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1968.
February 26, 2018

Lincoln Financial Advisors Corporation

Consolidated Statement of Financial Condition

	December 31, 2017
Assets	
Cash and invested cash	$ 60,182,595
Commissions and fees receivable from third parties	43,990,310
Commissions and fees receivable from affiliates	10,352,327
Due from affiliates	821,396
Deferred tax asset	2,030,394
Prepaid expenses	1,390,035
Other assets, cash invested with affiliate	1,767,245
Other assets	28,888,788
Net property and equipment (accumulated depreciation: $7,944,269)	4,729,727
Total assets	$ 154,152,817
Liabilities and stockholder's equity	
Liabilities:	
Payable to vendors	$ 3,113,514
Due to affiliates	18,207,884
Deferred revenue	3,355,494
Accrued commissions	30,151,100
Accrued compensation and benefits	10,529,469
Other liabilities	15,911,460
Total liabilities	81,268,921
Stockholder's equity:	
Common stock – $100 par value; 5,000 shares authorized, issued, and outstanding	500,000
Additional paid-in capital	21,653,486
Retained earnings	50,730,410
Total stockholder's equity	72,883,896
Total liabilities and stockholder's equity	$ 154,152,817

See accompanying notes.

Lincoln Financial Advisors Corporation

Notes to the Consolidated Statement of Financial Condition

December 31, 2017

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Advisors Corporation ("LFA" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products, fee-based investment advisory services, and equity and fixed income securities. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. Our wholly owned subsidiary, LFA Management Corporation ("LFAMC") is a management company incorporated in 2004 for the purpose of providing LFA with executive management services and corporate governance. LFA is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying consolidated statement of financial condition is prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position are summarized below.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of LFA and its wholly owned subsidiary, LFAMC. All intercompany accounts have been eliminated in consolidation.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's financial position being significantly different from those that would have been obtained if the Company were autonomous.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Accounting Estimates and Assumptions

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less. Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), we categorized cash and invested cash in Level 1 of the fair value hierarchy.

Cash Invested With Affiliate

In order to manage capital more efficiently, the Company participates in an intercompany cash management program where LNC can lend to or borrow from the Company to meet short-term borrowing needs. The cash management program is essentially a series of demand loans among LNC and its affiliates that reduces the overall borrowing costs by allowing LNC and its affiliates to access internal resources instead of incurring third-party transaction costs. Invested cash with LNC was $1,767,245 at December 31, 2017, and is included in other assets, cash invested with affiliate on the Consolidated Statement of Financial Condition.

Commission Revenue and Expense

Commission revenue for customer securities transactions and related commission expenses are recorded on a trade-date basis. Advisory fee income, asset-based revenue and corresponding commission expenses are recorded as earned based on a contractual percentage of customer account values.

The associated accounts receivables are included in the commissions and fees receivable from third parties and affiliates on the Statement of Financial Condition. The related commission payable is included in accrued commissions on the Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFA and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFA provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.

Other Assets and Other Liabilities related to AdviceNext^{SM}

In 2013, the Company entered into an agreement with our clearing provider to launch *AdviceNext*^{SM}, an integrated offering that optimizes the delivery of the firm's practice resources, tools and technology to advisors.

The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract and achievement of certain time or performance milestones, as specified in the contract. The business development credits are recorded as deferred revenue and are being recognized over the contract period. Additionally, the launch of *AdviceNext*^{SM} results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider. These costs have been capitalized and will be amortized over the contract period.

The significant components reported in our Consolidated Statement of Financial Condition were as follows:

	December 31, 2017
Other Assets	
Business development credit receivable	$ 5,590,000
Capitalized costs, net of amortization	16,846,600
Other Liabilities	
Business development credit deferred revenue	15,245,615

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

Deferred Compensation

Certain LFA employees participate in a deferred compensation plan sponsored and administered by LNC. LFA is allocated appropriate expenses related to the plan by LNC. LFA reports the associated liability in accrued compensation and benefits on the Consolidated Statement of Financial Condition.

Stock-Based Compensation

Certain LFA employees participate in stock-based compensation programs sponsored and administered by LNC. LFA is allocated appropriate expenses related to the program by LNC. LFA reports the nonexercised portion in accrued compensation and benefits on the Consolidated Statement of Financial Condition.

Loans to Registered Representatives

LFA has a loan program to attract top-producing representatives to join the sales network. Assuming the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFA will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. LFA reported loan receivables, net of amortization, of $5,820,874 as of December 31, 2017, in other assets on the Consolidated Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Future Adoption of New Accounting Standards

The following table provides a description of future adoptions of new accounting standards that may have an impact on our financial statements when adopted:

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers & ASU 2015-14, Revenue from Contracts with Customers; Deferral of the Effective Date	This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods and services. The amendments define a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity's performance obligation. Retrospective application is required. After performing extensive outreach, the FASB decided to delay the effective date of ASU 2014-09 for one year. Early application is permitted but only for annual reporting periods beginning after December 15, 2017.	January 1, 2018	We are still evaluating the impact of the adoption of ASU 2014-09, but believe it will have no material effect on our current pattern of revenue recognition and will not have a material impact on our Consolidated Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-02, Leases	This standard establishes a new accounting model for leases. Lessees will recognize most leases on the balance as a right-of-use asset and a related lease liability. The lease liability is measured as the present value of the lease payments over the lease term with the right-of-use asset measured at the lease liability amount and including adjustments for certain lease incentives and initial direct costs. Lease expense recognition will continue to differentiate between finance leases and operating leases resulting in a similar pattern of lease expense recognition as under current GAAP. This ASU permits a modified retrospective adoption approach which includes a number of optional practical expedients that entities may elect upon adoption. Early adoption is permitted.	January 1, 2019	We are currently identifying all of our leases that will be within the scope of this standard; as such we continue to evaluate the quantitative impact of adopting this ASU on the Consolidated Statement of Financial Condition. Based on our initial assessment, we do not expect there to be a significant difference in our pattern of lease expense recognition under this ASU.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net)	These amendments clarify the implementation guidance on principal versus agent considerations in ASU 2014-09, including how an entity should identify the unit of accounting for the principal versus agent evaluation. In addition, the amendments clarify how to apply the control principle to certain types of arrangements, such as service transactions, by explaining what a principal controls before the good or service is transferred to the customer. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are still evaluating the impact of the adoption of this ASU, but believe it will not have a material impact on our Consolidated Statement of Financial Condition. See comments under ASU 2014-09 for more information.
ASU 2016-10, Identifying Performance Obligations and Licensing	These amendments clarify, among other things, the accounting guidance in ASU 2014-09 regarding how an entity will determine whether promised goods or services are separately identifiable, which is an important consideration in determining whether to account for goods or services as a separate performance obligation. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are still evaluating the impact of the adoption of this ASU, but believe it will not have a material impact on our Consolidated Statement of Financial Condition. See comments under ASU 2014-09 for more information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-12, Narrow Scope Improvements and Practical Expedients	The standard update amends the revenue recognition guidance in ASU 2014-09 related to transition, collectability, noncash consideration and the presentation of sales and other similar taxes. The amendments clarify that, for a contract to be considered completed at transition, substantially all of the revenue must have been recognized under current GAAP. The amendments also clarify how an entity should evaluate the collectability threshold and when an entity can recognize nonrefundable consideration received as revenue if an arrangement does not meet the standard's contract criteria. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are still evaluating the impact of the adoption of this ASU, but believe it will not have a material impact on our Consolidated Statement of Financial Condition. See comments under ASU 2014-09 for more information.
ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers	These amendments clarify thirteen issues related to the adoption of ASU 2014-09. The most significant issue of these amendments for us is the clarification that all contracts within the scope of Topic 944 are excluded from the scope of ASU 2014-09, rather than just insurance contracts as described in ASU 2014-09. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are still evaluating the impact of the adoption of this ASU, but believe it will not have a material impact on our Consolidated Statement of Financial Condition. See comments under ASU 2014-09 for more information

2. Income Taxes

We continue to review and analyze the provisions of the Tax Cuts and Jobs Act, including the actual and potential impact of the reduction in the U.S. federal corporate income tax rate and the impact on our consolidated statement of financial condition. The impact of the Tax Cuts and Jobs Act may differ from existing amounts due to, among other things, changes in interpretations and assumptions we have made and guidance that may be issued by regulatory authorities. The Securities and Exchange Commission has issued rules that allow for a one year measurement period after the enactment of the Tax Cuts and Jobs Act to finalize calculations and recording of the related tax impacts. While we do not anticipate any significant changes to the amounts recorded as of December 31, 2017, any adjustments to amounts recorded as a result of the Tax Cuts and Jobs Act will be made during 2018.

The income tax asset (liability) was as follows:

	December 31, 2017
Federal income tax asset (liability):	
Current	$ (845,043)
Deferred	940,154
Total federal income tax asset (liability)	95,111
State income tax asset (liability):	
Current	442,384
Deferred	1,090,240
Total state income tax asset (liability)	1,532,624
Total current income tax asset (liability)	(402,659)
Total deferred income tax asset (liability)	2,030,394
Total income tax asset (liability)	$ 1,627,735

2. Income Taxes (continued)

Significant components of our deferred tax assets and liabilities were as follows:

	December 31, 2017
Deferred tax assets	
Employee compensation plans	$ 1,377,451
Accrued liabilities	133,230
Planner loans	1,970,879
State income taxes	1,564,949
Total deferred tax assets	5,046,509
Deferred tax liabilities	
AdviceNext[SM]	1,493,937
Other	1,522,178
Total deferred tax liabilities	3,016,115
Net deferred tax asset	$ 2,030,394

Current federal income taxes payable is included in due to affiliates on the Consolidated Statement of Financial Condition. Current state income taxes receivable is included in other assets on the Consolidated Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2017, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. We are currently not under examination by the Internal Revenue Service; however, tax years 2014 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFA has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFA by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisors.

LFA is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2017. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFA's financial position.

4. Contingencies (continued)

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

5. Net Capital Requirements

LFA operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements.

	December 31, 2017
Minimum net capital requirement	$ 250,000
Net capital	21,718,081
Excess net capital	$ 21,468,081

6. Capital

During 2017, LFA declared and paid dividends to its parent, LNL, of $20,000,000.

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.